May 14, 2009
Mr. Praveen Kartholy
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Anixter International Inc. Form 10-K for the fiscal year ended January 2, 2009 Filed February 27, 2009 File No. 001-10212
Attached are the responses to your letter dated April 27, 2009.
In the attached document the SEC comments are in bold type and our management response is directly below each comment.
If you have any questions please call me at 224-521-8601. You can also contact the individuals below.

Todd Heeter	Director of Financial Reporting	224-521-8568
Terry Faber	Vice President — Controller	224-521-8715

Sincerely,
/s/ Dennis J. Letham
Dennis J. Letham
Executive Vice President — Finance Chief Financial Officer

Form 10-K for the fiscal year ended January 2, 2009
General
1.	We note from disclosure on pages 1, 3, 22, 25 and 28 that you conduct operations in the Middle East and Latin America. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, and Cuba, alternatively viewed as encompassed by references to the Caribbean or to Latin America, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with, Cuba, Iran, Sudan and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through subsidiaries, resellers, retailers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.
Management’s Response
The Company’s subsidiary, Anixter Canada, Inc., sold to one of its Canadian customers U.S.-origin wire and cable products on numerous occasions between 2003 and 2007. All of the products are classified as ECCN EAR99, which do not require an export license to be exported or re-exported in most export transactions. These products are not technologically advanced and are readily available from many sources around the world. The products were shipped to a Canadian address. Unbeknownst to the Company, that customer shipped such products to Moa Nickel S.A., a party included on the Office of Foreign Assets Control’s (OFAC) List of Specially Designated Nationals and Blocked Persons.

These shipments came to the attention of the Company in November 2007, when a shipment of wire and cable products destined for delivery to a freight forwarder in Halifax, Nova Scotia was stopped by Anixter Canada’s Montreal Operations personnel because the reel tags provided by the customer, Purcee Industrial Controls Ltd. (“Purcee”), indicated that the destination was Moa Nickel S.A. in Cuba. Anixter Canada’s Montreal operations subsequently notified the Company’s Director, International Transactions of this issue and she notified the Law Department. The Law Department engaged Canadian counsel to review the matter. Anixter Canada informed Purcee that it was unable to ship U.S. origin goods for export to Cuba unless Purcee could produce the necessary export permits issued by the Canadian Minister of Foreign Affairs. After Purcee was unable to provide such export permits, the shipments were cancelled.

After the shipments were cancelled, Anixter Canada then undertook a lengthy course of discussions with Purcee regarding the Cuba-related sales, Purcee’s export practices and customer base. After an extensive review, Anixter Canada decided to terminate the business relationship with Purcee due to concerns over Purcee’s export and business practices.

Once the Law Department learned that Purcee was exporting products purchased from Anixter Canada to Cuba, a complete review of Anixter Canada’s sales to Purcee and all other customers was conducted. As a result of this review, the Company has determined that from January 1, 2003 to August 26, 2008, Anixter Canada issued 408 invoices with a value of US$3.5 million to Purcee that were likely shipped by Purcee to Cuba without the Company’s or Anixter Canada’s knowledge or consent. Our detailed review of these invoices found that 197 of the 408 invoices contained U.S.-origin products worth $817,850. From our review of the shipping documents associated with these sales, it appears that many of the products were intended to be shipped by Purcee to Moa Nickel S.A.

During our review, we identified one transaction involving a small shipment in August 2005 of U.S.-origin product by Anixter’s Dubai, United Arab Emirates location to a customer in Syria. This transaction involved the sale of a single 24 Port Data Punch Angled Patch Panel for US$1,026.00 to a Syrian national. This product was manufactured by Panduit Corporation, a U.S.-based manufacturer of electrical products and components. Panduit Corporation verified that this product was manufactured in the U.S. and is classified as EAR99.

The payment term for this sale was “cash” and the freight term was “collect.” This means that the customer, which in this case was Mr. Fawaz Khoury of the P.C. Center in Damascus, Syria, picked up and paid for the item at Anixter Dubai’s facility and was responsible for handling the shipping arrangements for the product himself. Once this sale was located, Anixter performed complete reviews of Anixter Dubai’s records to ensure that there were not any further sales to prohibited countries, including Iran. We did not locate any such sales.

The Company’s compliance program has been strengthened to help ensure that sanctions, export controls and other relevant laws are fully observed by the Company and its subsidiaries.

In 2008, there was one approved shipment to Sudan. Anixter Canada sold wire and cable, classified as EAR99 per the U.S. Dept of Commerce’s Bureau of Industry and Security Export Administration Regulations, to Mechron Power Systems in Ottawa, Canada. Mechron provided Anixter Canada with an export compliance certification stating, among other things, that the products were to be re-exported to Darfur, Sudan for use by the United Nations (“UN”) or other authorized organizations providing humanitarian and development assistance or economic support. Mechron sold the goods to PAE Group, which was responsible for accepting delivery of the goods and turning them over to the UN. The purchase price was paid by the U.S. Dept. of State, which held a license from OFAC for the transaction. The goods were shipped from Canada and Spain to Sudan and were not to transit through the U.S. The transaction occurred after advice was obtained from outside legal counsel, which confirmed the legality of the transaction.
Neither the Company nor its subsidiaries has current contact with Cuba, Iran, Sudan or Syria and does not currently anticipate any future contact.
Legal Proceedings, page 6
2.	Please tell us which countries and/or prohibited parties your foreign subsidiaries may have re-exported goods to in violation of U.S. export control laws.
Management’s Response
See answer to item 1, above.
Definitive Proxy Statement Incorporated by Reference
Compensation Discussion and Analysis, page 8
Annual Incentive Awards, page 10
3.	In future filings please discuss the process and criteria used in determining the annual budgeted operating earnings and return on tangible capital targets used to determine compensation.
Management’s Response
In future filings, the Company will discuss the process and criteria used in determining the annual budgeted operating earnings and return on tangible capital targets used to determine compensation.
4.	In future filings please explain the “multipliers applied to their target incentive opportunity” as discussed at page 12. For example, as to 2008 awards, apparently no incentives were paid on the “operating earnings” and “return on tangible capital” criteria, as noted in the table on page 12. As a result, all of the awards listed under bonus and non-equity incentive plans apparently were paid under the “individual objectives” criterion. It is unclear how the amounts paid under this criterion were calculated, and how the “multiplier” was determined and applied.

Management’s Response
In future filings, the Company will revise its disclosures in a manner which clearly reflects how the amounts paid under this criterion were calculated and how the “multiplier” was determined and applied.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 13
5.	We see the general statements about non-GAAP measures in the paragraph directly above the heading “Acquisition of Businesses.” In future filings please identify each non-GAAP measure disclosed in MD&A. Please also disclose how each measure provides useful information to investors in explaining “organic growth trends of the Company on a comparable basis.”
Management’s Response
The Company presents certain non-GAAP financial measures because we believe that this information is consistent with FR-72, “Commission Guidance Regarding Management Discussion and Analysis of Financial Condition and Results of Operations” in that it enables the reader to better understand the Company’s business from management’s perspective, including the determination and evaluation of normal operating trends exclusive of the effects of acquisitions, copper price and foreign currency fluctuation impacts. This information is provided to supplement and enhance existing discussion of results of operations inclusive of the effects of the aforementioned items. We believe that we already present most of the relevant quantitative and qualitative disclosures from Item 10(e)(1)(i) to Regulation S-K.

We currently state that the Company believes this information is useful to investors in order to provide a better understanding of the organic growth trends of the Company on a comparable basis and that management does not use this non-GAAP financial measure for any additional purpose other than the reason stated above.

We believe the only item missing from our historical disclosures relate to “how” each measure provides useful information to investors in explaining organic growth trends of the Company on a comparable basis. In future filings, the Company will provide an explanation as to why the Company believes it is necessary to identify the effects of copper prices, changes in foreign exchange rates and the impact on recent acquisitions to derive a comparable organic growth rates in its various businesses/regions including the criticality of that information to management in operating the business and in discerning important operational, industry and end-market trends.

In the Company’s First Quarter of 2009 Form 10-Q filing and in future filings the Company will state the following:

This report includes certain financial measures computed using non-Generally Accepted Accounting Principles (“non-GAAP”) components as defined by the Securities and Exchange Commission (“SEC”). Specifically, net sales, operating expenses and operating income comparisons to the prior corresponding period, both worldwide, in relevant geographic segments as well as various end markets, are discussed in this report both on a Generally Accepted Accounting Principle (“GAAP”) basis and excluding acquisitions and foreign exchange and copper price effects (“non-GAAP”). The Company believes that by reporting organic growth excluding the impact of acquisitions, foreign exchange and copper prices, both management and investors are provided with meaningful supplemental information to understand and analyze Company’s underlying sales and ongoing operating performance between periods.

Non-GAAP financial measures provide insight into selected financial information and should be evaluated in the context in which they are presented. These non-GAAP financial measures have limitations as analytical tools, and should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-financial measures as reported by the Company may not be comparable to similarly titled amounts reported by other companies. The non-GAAP financial measures should be considered in conjunction with the consolidated financial statements, including the related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this report. Management does not use these non-GAAP financial measures for any purpose other than the reasons stated above.

To the extent management believes additional non-GAAP measures are necessary to understand and analyze Company’s underlying sales and ongoing operating performance between periods, the Company will disclose how each items provides useful information to investors.
Results of Operations, page 19

6.	The discussion of the results of operations includes various non-GAAP financial measures that exclude certain financial statement items. The 2008 items, that you collectively refer to as the “2008 Unusual Items,” include charges for stock-based compensation, provisions for bad debts, severance and facility impairment charges, inventory lower of cost or market adjustments, foreign exchange losses, adjustments to the cash surrender value of life insurance and components of the provision for income taxes. Tell us why it is appropriate to present non-GAAP operating measures excluding the items identified in your disclosure. In that regard, tell us how the measures are appropriate under Item 10(e)(1)(ii)(B) of Regulation S-K. Under that guidance, you should not adjust a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. While we see that some of the items may be more significant than normal as a result of current economic conditions, it is not clear that you do not realize similar charges and gains on a regular basis. Your response should address each of the excluded items.
Management’s Response
As discussed in Management’s Response to SEC comment 5, the Company presents certain non-GAAP financial measures because we believe that this information enables the reader to better understand the business from management’s perspective, including the determination and evaluation of normal operating trends exclusive of the effects of items unusual or infrequent in nature. This information is provided to supplement and enhance existing discussion of results of operations inclusive of the effects of the aforementioned items. We believe that we already present most of the relevant quantitative and qualitative disclosures from Item 10(e)(1)(i)(B) of Regulation S-K.

The following outlines the Company’s reasoning for discussing its results of operations exclusive of certain unusual, infrequent or nonrecurring items:

Non-recurring charges excluded:
•	Charges for stock-based compensation — During 2008, the Company recorded a non-cash charge of $4.2 million related to amendments made to the employment contract of the Company’s recently retired Chief Executive Officer (“CEO”) which extended the terms of his non-competition and non-solicitation restrictions in exchange for extended vesting and termination provisions of previously granted equity awards. The Company has not incurred similar charges in the past nor does it expect to have similar types of adjustments in the future absent of actions taken directly by the Board of Directors, none of which were expected nor contemplated at the time of the Company’s most recent 10K filing. In order to provide comparable financial measure as compared to the use of the most directly comparable GAAP financial measure the Company believes it was necessary to exclude this unusual item in its filing. The management of the Company believes the substantive nature of this charge was such that a reader would not be able to understand the ongoing financial results nor be able to discern the applicable financial trends as they relate to the prior corresponding periods presented.

•	Severance and facility impairment charges — In response to the substantially lower sales levels during the fourth quarter of 2008, the Company undertook a series of actions that resulted in the recognition of $8.1 million of expenses related to severance costs and facility lease write-offs. Although the Company regularly reviews its operating expense structure and from time to time records adjustments related to severance, facility closings or consolidations, the Company has not had in the past two years nor expects to have similar size adjustments that impact operating expenses. In order to provide comparable financial measure as compared to the use of the most directly comparable GAAP financial measure the Company believes it was necessary to exclude these unusual items in its filing. The management of the Company believes the substantive nature of these charges were such that a reader would not be able to understand the ongoing financial results nor be able to discern the applicable financial trends as they relate to the prior corresponding periods presented.

•	Inventory lower of cost or market adjustments — In the fourth quarter of 2008, the Company also recorded a $2.0 million lower of cost or market inventory adjustment in Europe with respect to certain wire and cable product lines where the depth of current inventory positions likely exceeded market inventory levels such that it is probable that by the time the Company sells through its current inventory of those products it will not be able to realize a profit on those products. The Company has not had nor expects to have similar size lower of cost or market adjustments that impact gross margins. In order to provide comparable financial measure as compared to the use of the most directly comparable GAAP financial measure the Company believes it was necessary to exclude this unusual item in its filing. The management of the Company believes the substantive nature of these adjustments was such that a reader would not be able to understand the ongoing financial results nor be able to discern the applicable financial trends as they relate to the prior corresponding periods presented.
Recurring Charges excluded:
In the Company’s most recent 10-K filing for fiscal year end 2008, the Company excluded the following items from certain GAAP measures for the following reasons:
•	Provisions for bad debts — The Company regularly reviews its provisions for bad debts and makes adjustments to the reserve on a recurring basis. However, in the fourth quarter of 2008, deteriorating credit markets and economic conditions resulted in two large customer bankruptcies, which resulted in bad debt losses of $24.1 million. The bankruptcy filings resulted in abnormal and unprecedented adjustment to the provision for bad debts. Although the Company regularly reviews its bad debt provisions and records recurring adjustments to the reserve on a recurring basis, the Company has not had nor expects to have similar size adjustments that impact operating expenses. In order to provide comparable financial measure as compared to the use of the most directly comparable GAAP financial measure, the Company believes it was necessary to exclude these unusual items in its filing. The management of the Company believes the substantive nature of these charges were such that a reader would not be able to understand the ongoing financial results nor be able to discern the applicable financial trends as they relate to the prior corresponding periods presented.
•	Foreign exchange losses — In the fourth quarter of 2008, the Company recorded foreign exchange losses of $18.0 million due to both a sharp change in the relationship between the U.S. dollar and all of the major currencies in which the Company conducts its business and, for several weeks, a period of highly volatile conditions in the foreign exchange markets. Specifically, during the latter part of 2008 the U.S. dollar reversed its multi-year slide against the world’s major currencies, with as much as, or more than, a 20 percent change in value against individual foreign currencies in the period of one month. While the Company has had historically effective hedging programs to mitigate exchange risk in its foreign operations, this extreme volatility presented the Company with unprecedented challenges in managing this risk. Further, although the Company regularly records similar foreign exchange gains or losses, the Company has not had nor expects to have similar size adjustments that impact the financials based on changes it made to its hedging programs and financial systems. These changes are expected to result in more timely information to make changes to hedging programs and mitigate losses or gains of this magnitude. In order to provide comparable financial measure as compared to the use of the most directly comparable GAAP financial measure the Company believes it was necessary to exclude this unusual and unprecedented item in its filing. The management of the Company believes the substantive nature of this disclosure is such that a reader would not be able to understand the ongoing financial results nor be able to discern the applicable financial trends as they relate to the prior corresponding periods presented.

•	Adjustments to the cash surrender value of life insurance — In the fourth quarter of 2008, the combined effect of valuation declines in both the equity and bond markets resulted in an unprecedented $6.5 million decline in the cash surrender value inherent in a series of Company owned life insurance policies associated with the Company sponsored deferred compensation program. Although the Company regularly records recurring gains or losses related to these policies, the Company has not had nor expects to have similar size adjustments that impact other expenses. In order to provide comparable financial measure as compared to the use of the most directly comparable GAAP financial measure the Company believes it was necessary to exclude these unusual items in its filing. The management of the Company believes the substantive nature of these losses were such that a reader would not be able to understand the ongoing financial results nor be able to discern the applicable financial trends as they relate to the prior corresponding periods presented.
•	Components of the provision for income taxes — In the first quarter of 2008, the Company recorded net tax benefits of $1.6 million related to the reversal of valuation allowances associated with certain net operating loss carryforwards. In order to provide comparable financial measure as compared to the use of the most directly comparable GAAP financial measure the Company believes it was necessary to exclude this unusual item in its filing. The management of the Company believes the substantive nature of this disclosure is such that a reader would not be able to understand the ongoing effective tax rate of the Company nor be able to discern the applicable financial statement trend as it relates to the prior corresponding periods presented.
Although these items might be viewed as recurring, we believe that they were appropriate to eliminate from the applicable GAAP measure for the aforementioned reasons. However, if the Company incurs similar but unexpected gains or losses prospectively that might be viewed as recurring in nature at a level of unprecedented magnitude, the Company will present the following information in future filings based on the following SEC guidance included in question 8 of the document “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measure”:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
7.	As a related matter, please also tell us how the disclosures about the various non-GAAP financial measures presented in the discussion of results of operations consider the guidance from questions 8 and 9 of the document “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” Under that guidance, while there is no per se prohibition against removing a recurring item, companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Please be specific.
Management’s Response
As a related matter to our response to question 6 above, we understand that companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. In future filings, the Company will ensure that this burden of demonstrating the usefulness of any measure that excludes recurring items is met, especially if the non-GAAP financial measure is used to evaluate performance.

Further, if the Company incurs similar but unexpected gains or losses prospectively that might be viewed as recurring in nature at a level of unprecedented magnitude, the Company will present the following information in future filings based on the following SEC guidance included in question 8 of the document “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measure”:
•	the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use such a measure;

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

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